SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 4*)

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Ordinary
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M20115131
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Catalyst Investments L.P.
                              3 Daniel Frish Street
                              Tel-Aviv Israel 64731
                           Telephone: 972 (3) 695-0666
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                January 26, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-------------------               ------------                ------------------
CUSIP NO. M20115131               SCHEDULE 13D                PAGE 2 OF 10 PAGES
-------------------               ------------                ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST INVESTMENTS L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        464,160*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            1,923,999
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               464,160*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        1,923,999
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,388,159*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on December 31, 2008. This amendment to Schedule 13D is filed jointly by Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., and Catalyst Fund III L.P., (together, the "Catalyst Entities") acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to the Joint Filing Agreement among the Catalyst Entities filed as Exhibit 1 hereto.

-------------------               ------------                ------------------
CUSIP NO. M20115131               SCHEDULE 13D                PAGE 3 OF 10 PAGES
-------------------               ------------                ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            962,577*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        962,577*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,577*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on December 31, 2008. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange) pursuant to the Joint Filing Agreement among the Catalyst Entities filed as Exhibit 1 hereto.

-------------------               ------------                ------------------
CUSIP NO. M20115131               SCHEDULE 13D                PAGE 4 OF 10 PAGES
-------------------               ------------                ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND II L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            667,820*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        667,820*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     667,820*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on December 31, 2008. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act) pursuant to the Joint Filing Agreement among the Catalyst Entities filed as Exhibit 1 hereto.

-------------------               ------------                ------------------
CUSIP NO. M20115131               SCHEDULE 13D                PAGE 5 OF 10 PAGES
-------------------               ------------                ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND III L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            293,602*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        293,602*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,602*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on December 31, 2008. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act) pursuant to the Joint Filing Agreement among the Catalyst Entities filed as Exhibit 1 hereto.

     This Amendment No. 4 to Schedule 13D amends certain information set forth in the Schedule 13D filed by Catalyst Investments L.P. ("Catalyst Investments"), Catalyst Fund L.P. ("Catalyst Fund"), Catalyst Fund II L.P. ("Catalyst Fund II") and Catalyst Fund III L.P. ("Catalyst Fund III", and together with Catalyst Investments, Catalyst Fund and Catalyst Fund II the "Reporting Persons") on May 19, 2003, as previously amended on August 17, 2005, May 7, 2007 and January 10, 2008 (the "previous 13Ds") with respect to ownership of the ordinary shares of B.O.S. Better Online Solutions Ltd.

     Except as set forth in this Amendment No. 4 (or where otherwise inapplicable), all information included in the previous 13Ds is incorporated herein by reference.

ITEM 1. SECURITIES AND ISSUER

     The class of equity securities to which this statement relates is the ordinary shares nominal value of 4.00 NIS (New Israeli Shekels) ("Ordinary Shares"), of B.O.S. Better Online Solutions Ltd. ("Issuer"), an Israeli corporation, whose principal executive offices are located at 20 Freiman St., Rishon Lezion, 75101, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     Catalyst Investments business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Investments is to act as the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Cukierman & Co. Investment House Ltd. ("Cukierman & Co.") may be deemed a controlling person of Catalyst Investments, and is (indirectly) controlled by Mr. Edouard Cukierman ("Mr. Cukierman"), the Issuer's Chairman of the Board, and the Chief Executive Officer of the general managing partner of Catalyst Investments.

     Catalyst Fund's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund is making investments. The general partner of Catalyst Fund is Catalyst Investments.

     Catalyst Fund II's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund II is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund II is making investments. The general partner of Catalyst Fund II is Catalyst Investments.

     Catalyst Fund III's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund III is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund III is making investments. The general partner of Catalyst Fund III is Catalyst Investments.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


                               Page 6 of 10 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Catalyst Investments, which serves as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III (collectively, the "Parallel Funds"), has entered into an agreement with the Parallel Funds, pursuant to which during 2009, Catalyst Investments shall purchase from the Parallel Funds Ordinary Shares in the aggregate amount of approximately $380,000 (the "GP Shares"). The GP Shares shall be purchased in several installments, and the number of GP Shares to be purchased in each installment shall be calculated on the basis of the weighted average of the closing prices of the shares on the Nasdaq Global Market during the thirty day period prior to the purchase. In January 2009, a total of 464,160 GP Shares were purchased for a total of $116,040.

ITEM 4. PURPOSE OF TRANSACTION

     Catalyst Investments has acquired the GP Shares for investment purposes.

     Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, articles of association, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

     Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's articles of association or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.


                               Page 7 of 10 Pages

     One individual affiliated with the Reporting Persons (Mr. Cukierman) is currently serving as a director on the Issuer's Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) Catalyst Fund is the beneficial owner of 827,042 Ordinary Shares and of 135,535 warrants to purchase Ordinary Shares ("Warrants") of the Issuer; such shares and Warrants represent beneficial ownership of 7.3% of the Ordinary Shares of the Issuer. Catalyst Fund II is the beneficial owner of 573,788 Ordinary Shares of the Issuer and 94,032 Warrants; such shares and Warrants represent beneficial ownership of 5.1% of the Ordinary Shares of the Issuer. Catalyst Fund III is the beneficial owner of 252,262 Ordinary Shares of the Issuer and 41,340 Warrants; such shares and Warrants represent beneficial ownership of 2.2% of the Ordinary Shares of the Issuer.

     Catalyst Fund, Catalyst Fund II and Catalyst Fund III invest together, pro rata, in the framework of a venture capital fund, which is managed by Catalyst Investments. The pro-rata allocation among such entities is as follows: Catalyst Fund -50%; Catalyst Fund II - 34.7%; Catalyst Fund III - 15.3%.

     Catalyst Investments is the beneficial owner of 464,160 Ordinary Shares; such shares represent beneficial ownership of 3.6% of the Ordinary Shares of the Issuer.

     In addition, Catalyst Investments, in its capacity of being the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, controls and manages Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Accordingly, Catalyst Investments is the beneficial owner of the 1,653,092 Ordinary Shares and 270,907 Warrants held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III, which are listed above. Catalyst Investments, in its capacity as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, has the voting and dispositive power over the Ordinary Shares and Warrants held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Cukierman & Co. may be deemed a controlling person of Catalyst Investments, and is (indirectly) controlled by Mr. Cukierman, the Issuer's Chairman of the Board, and the Chief Executive Officer of the general managing partner of Catalyst Investments. Mr. Cukierman disclaims beneficial ownership in such Ordinary Shares and Warrants, except to the extent of his proportionate interest in them as an indirect limited partner in the general partner of Catalyst Investments.

     Mr. Cukierman holds 21,666 Ordinary Shares and options to purchase 248,876 Ordinary Shares of the Issuer. Mr. Cukierman is also entitled to receive options to purchase 400,000 Ordinary Shares, such options are granted to him in four equal portions of 100,000 each, in respect of his services as Active Chairman of the Issuer in the years 2007, 2008, 2009 and 2010. In addition, Mr. Cukierman holds, through a wholly owned company, E.D.I European Development and Investments Ltd., an additional 6,424 Ordinary Shares of the Issuer. Cukierman & Co. holds 12,600 Ordinary Shares of the Issuer.

     The Reporting Persons disclaim beneficial ownership in such Ordinary Shares and options to purchase Ordinary Shares of Mr. Cukierman and of Cukierman & Co.

     (c)-(d)-(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        None.


                               Page 8 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement, dated as of May 15, 2003, by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III L.P.*

---------------------

* Incorporated by reference to the Schedule 13D filed by the Reporting Persons on May 19, 2003.


                               Page 9 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 26, 2009

                      CATALYST INVESTMENTS L.P.
                      By its General Partner, Catalyst Venture Capital Ltd.

                      /s/ Edouard Cukierman  /s/ Alon Michal
                      --------------------------------------
                      By: Edouard Cukierman and Alon Michal

                      CATALYST FUND L.P.
                      By its General Partner, Catalyst Investments L.P.
                      By its General Partner, Catalyst Venture Capital Ltd.

                      /s/ Edouard Cukierman  /s/ Alon Michal
                      --------------------------------------
                      By: Edouard Cukierman and Alon Michal


                      CATALYST FUND II L.P.
                      By its General Partner, Catalyst Investments L.P.
                      By its General Partner, Catalyst Venture Capital Ltd.

                      /s/ Edouard Cukierman  /s/ Alon Michal
                      --------------------------------------
                      By: Edouard Cukierman and Alon Michal


                      CATALYST FUND III L.P.
                      By its General Partner, Catalyst Investments L.P.
                      By its General Partner, Catalyst Venture Capital Ltd.

                      /s/ Edouard Cukierman  /s/ Alon Michal
                      --------------------------------------
                      By: Edouard Cukierman and Alon Michal


                              Page 10 of 10 Pages